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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934



            Meltronix, Inc. (F.K.A. Microelectronic Packaging, Inc.)
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   585730-10-4
                                 (CUSIP Number)


                        June 14, 2000; October 15, 1999
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-(c)
[ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the limitations of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 585730-10-4

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1)       NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
         PERSONS

         James T. Waring

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)
         (b)

3)       SEC USE ONLY

4)       CITIZENSHIP OR PLACE OF ORGANIZATION        U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)       SOLE VOTING POWER

         (a)      1,735,024, assuming:
                 (i) conversion by the Waring Family Trust dated September
26, 1988 of 622, 423 shares of Series A Convertible Preferred Stock; 13,000 shares of Series A Convertible preferred Stock held by the Kelly Cuinn Waring 1985 Trust dated January 22, 1985; 13,000 shares of Series A Convertible Preferred Stock held by the Collin Taylor Lee Trust No. 1 dated January 22, 1985; and 13,000 shares of Series A Convertible Preferred Stock held by the Jessica Nicole Waring Trust dated December 24, 1986, each share of
Series A Convertible Preferred Stock is convertible into two shares of common stock and for which shares Mr. Waring may be deemed the beneficial owner; and
                 (ii) the exercise of a warrant to purchase 250,000 shares of common stock issued on June 14, 2000 to FI Financial, LLC, which warrant is exercisable on or after July 14, 2000 and Mr. Waring may be deemed the beneficial owner of the warrant; and
                 (iii) the conversion of a $250,000 loan made by the James T. Waring Money Purchase Plan to Meltronix on March 22, 2000, which loan may be converted into common stock of Meltronix at any time after May 21, 2000 at a conversion price equal to 85% of the average of the highest bid and lowest ask price on the date of conversion, which assuming a conversion on June 22, 2000 would equal approximately 158,428 shares of common stock; and
                 (iv) the exercise of an option granted to Mr. Waring to acquire 3,750 shares of common stock pursuant to the 1993 Stock Option/Stock Issuance Plan which option is exercisable within 60 days of June 23, 2000.

6)       SHARED VOTING POWER

         None.

7)       SOLE DISPOSITIVE POWER

         1,735,024 assuming conversion of 661,423 shares of Series A Convertible Preferred Stock into 1,322,846 shares of common stock; exercise of a warrant to purchase 250,000 shares of common stock;


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conversion of a $250,000 loan to 158,428 shares of common stock; and exercise of an option to acquire 3,750 shares of common stock.

8)       SHARED DISPOSITIVE POWER

         None.

9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,735,024 assuming conversion of 661,423 shares of Series A Convertible Preferred Stock into 1,322,846 shares of common stock; exercise of a warrant to purchase 250,000 shares of common stock; conversion of a $250,000 loan to 158,428 shares of common stock; and exercise of an option to acquire 3,750 shares of common stock.

10)      CHECK IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         15.48 percent (assumes the conversion by Mr. Waring of 661, 423 shares of Series A Convertible Preferred Stock into 1,322,846 shares of common stock; exercise of a warrant to purchase 250,000 shares of common stock; conversion of a $250,000 loan to 158,428 shares of common stock; and exercise of an option to acquire 3,750 shares of common stock. Assuming the conversion of all of the 9,362,777 shares of outstanding Series A Convertible Preferred Stock into common stock, Mr. Waring would own approximately 5.80% of the common stock of Meltronix.

12)      TYPE OF REPORTING PERSON

         IN

Item 1(a).        Name of Issuer:

                  Meltronix, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  9577 Chesapeake Drive
                  San Diego, CA 92123-1304

Item 2(a).        Name of Person Filing:

                  James T. Waring

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  550 West B Street, Suite 400 San Diego, CA 92101-3599


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Item 2(c).        Citizenship:

                  U.S.

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  585730-10-7

Item 3. If this  statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a: Not applicable.

(a) [ ] Broker or Dealer registered under Section 15 of the Act
(b) [ ] Bank as defined in section 3(a)(6) of the Act
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act
(d) [ ] Investment company registered under section 8 of the Investment Company Act
(e) [ ] Investment adviser in accordance with  240.13d-1(b)(1)(ii)(E)
(f) [ ] Employee benefit plan or endowment fund in accordance with 240.13D-1(b)(1)(ii)(F)
(g) [ ] Parent Holding Company or control person, in accordance with 240.13d-1(b)(ii)(G)
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(j) [ ] Group, in accordance with  240.13d-(b)(1)(ii)(J)

Item 4.  Ownership (as of June 23, 2000)

      (a) Amount Beneficially Owned:

         1,735,024 assuming conversion of 661,423 shares of Series A Convertible Preferred Stock into 1,322,846 shares of common stock; exercise of a warrant to purchase 250,000 shares of common stock; conversion of a $250,000 loan to 158,428 shares of common stock; and exercise of an option to acquire 3,750 shares of common stock.

      (b) Percent of Class:

         15.48 percent (assumes the conversion by Mr. Waring of 661,423 shares of Series A Convertible Preferred Stock into 1,322,846 shares of common stock; exercise of a warrant to purchase 250,000 shares of common stock; conversion of a $250,000 loan to 158,428 shares of common stock; and exercise of an option to acquire 3,750 shares of common stock. Assuming the conversion of all of the 9,362,777 shares of outstanding Series A Convertible Preferred Stock into common stock, Mr. Waring would own approximately 5.80% of the common stock of Meltronix.



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      (c) Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote

                a) 1,735,024, assuming:
                   i) the conversion by the Waring Family Trust dated September 26, 1988 of 622,423 shares of Series A Convertible Preferred Stock; 13,000 shares of Series A Convertible preferred Stock held by the Kelly Cuinn Waring 1985 Trust dated January 22, 1985; 13,000 shares of Series A Convertible Preferred Stock held by the Collin Taylor Lee Trust No. 1 dated January 22, 1985; and 13,000 shares of Series A Convertible Preferred Stock held by the Jessica Nicole Waring Trust dated December 24, 1986, each share of
Series A Convertible Preferred Stock is convertible into two shares of common stock and for which shares Mr. Waring may be deemed the beneficial owner; and
                   ii) the exercise of a warrant to purchase 250,000 shares of common stock issued on June 14, 2000 to FI Financial, LLC, which warrant is exercisable on or after July 14, 2000 and Mr. Waring may be deemed the beneficial owner of the warrant; and
                   iii) the conversion of a $250,000 loan made by the James T. Waring Money Purchase Plan to Meltronix on March 22, 2000, which loan may be converted into common stock of Meltronix at any time after May 21, 2000 at a conversion price equal to 85% of the average of the highest bid and lowest ask price on the date of conversion, which assuming a conversion on June 22, 2000 would equal approximately 158,428 shares of common stock; and
                   iv) the exercise of an option granted to Mr. Waring to acquire 3,750 shares of common stock pursuant to the 1993 Stock Option/Stock Issuance Plan which option is exercisable within 60 days of the June 23, 2000

                   (ii) shared power to vote or to direct the vote: None.

                   (iii) sole power to dispose or to direct the disposition of:
1,735,024 assuming conversion of 661,423 shares of Series A Convertible Preferred Stock into 1,322,846 shares of common stock; exercise of a warrant to purchase 250,000 shares of common stock; conversion of a $250,000 loan to 158,428 shares of common stock; and exercise of an option to acquire 3,750 shares of common stock.

                   (iv) shared power to dispose or to direct the disposition of:
None.

Item 5.  Ownership of Five Percent or Less of a Class.        Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable

Item 8. Identification and Classification of Members of the Group.
Not Applicable

Item 9. Notice of Dissolution of Group.   Not Applicable


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Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 23, 2000
         -----------------
By:      /s/ VAN E. HAYNIE
         -----------------
Title:   Attorney in Fact for James T. Waring

                                POWER OF ATTORNEY

              KNOW ALL MEN BY THESE PRESENTS that James T. Waring, in his individual capacity, and in his capacity as Trustee of the Waring Family Trust, and in his capacity as Trustee of the James T. Waring Money Purchase Plan (collectively "Waring"), hereby constitutes and appoints Van E. Haynie as his true and lawful attorney-in-fact to:

                  1. Execute for and on behalf of Waring, in Waring's individual capacity, and in his capacity as Trustee of the Waring Family Trust, and in his capacity as Trustee of the James T. Waring Money Purchase Plan, any and all Forms 13G (and any amendments or other modifications thereto) required to be filed by Waring in accordance with the laws, rules and regulations under the United States Securities Exchange Act of 1934 (as amended) ("34 Act"), with respect to Waring's holdings of and transactions in securities issued by Meltronix, Inc., a California corporation ("Meltronix").

                  2. To do and perform any and all acts for and on behalf of Waring that may be necessary or desirable to complete and execute any such Forms 13G and timely file such Forms 13G with the United States Securities and Exchange Commission and any stock exchange or similar authority.

                  3. To take any other action of any type whatsoever in connection with the foregoing, which in the opinion of such attorney-in-fact, may be of benefit to, in the best interests of, or legally required of Waring, it being understood that the documents executed by such attorney-in-fact on behalf of Waring, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in its discretion.

                  Waring hereby grants to such attorney-in-fact full power and authority to do and perform each and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as Waring might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers granted hereby. Waring acknowledges that such attorney-in-fact, in serving in such capacity at the request of Waring, is not hereby assuming any of Waring's responsibilities to comply with Section 16 of the 34 Act.


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                  This Power of Attorney shall remain in full force and effect until Waring is no longer required to file Forms 13G with respect to Waring's holdings of and transactions in securities issued by Meltronix, unless earlier revoked by Waring in a signed writing delivered to the foregoing attorney-in-fact.

                  IN WITNESS WHEREOF, Waring has caused this Power of Attorney to be executed as of this 20th day of June, 2000.


                                    /s/ JAMES T. WARING
                                    --------------------
                                    James T. Waring, in his individual capacity,
                                    and in his capacity as Trustee of the Waring
                                    Family Trust, and in his capacity as Trustee
                                    of the James T. Waring Money Purchase Plan



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